

**DIVISION OF
CORPORATION FINANCE**

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010**

Mail Stop 7010

May 23, 2007

Mr. Ben A. Van der Klift
Chief Financial Officer
Arcadis N.V.
Nieuwe Stationsstraat 10, Arnhem, the Netherlands

> **RE:** **Form 20-F for the Fiscal Year ended December 31, 2005**
> **Forms 6-K for the Fiscal Quarters ended March 31, 2006, June 30, 2006 and September 30, 2006**
> **File No. 0-22628**

Dear Mr. Van der Klift:

We have completed our review of your Form 20-F and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Gus Rodriguez, Staff Accountant, at (202) 551-3752 or, in his absence, to the Nudrat Salik, Staff Accountant, at (202) 551-3692.

Sincerely,

Rufus Decker
Accounting Branch Chief